As filed with the Securities and Exchange Commission on April 27, 2009
Securities Act File No. 333-151930

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 3
TRIANGLE CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)
3700 Glenwood Avenue, Suite 530
Raleigh, North Carolina 27612
(Address of Principal Executive Offices)
Registrant’s telephone number, including area code:
(919) 719-4770
Garland S. Tucker III
President and Chief Executive Officer
3700 Glenwood Avenue, Suite 530
Raleigh, North Carolina 27612
(Name and Address of Agent For Service)
Copies to:
John A. Good, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103-3672
Tel: (901) 543-5901
Fax: (888) 543-4644
     Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.
     If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑
     This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333- 151930) of Triangle Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of revising the cross-references in exhibits (a) and (d) of the exhibit list included in Part C to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C
Other Information
Item 25.      Financial Statements and Exhibits
     (1)      Financial Statements
     The following financial statements of the Registrant are included in Part A of this Registration Statement:

Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-2
Consolidated Statements of Operations for the years ended December 31, 2008 and 2007 and Combined Statement of Operations for the year ended December 31, 2006	F-3
Consolidated Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007 and Combined Statement of Changes in Net Assets for the year ended December 31, 2006	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007 and Combined Statement of Cash Flows for the year ended December 31, 2006	F-5
Consolidated Schedule of Investments as of December 31, 2008	F-6
Consolidated Schedule of Investments as of December 31, 2007	F-11
Notes to Financial Statements	F-15
     (2)      Exhibits

(a)	Articles of Amendment and Restatement of the Registrant (Incorporated by reference to Exhibit (a)(3) to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed on December 29, 2006)
(b)	Second Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 25, 2009)
(c)	Not Applicable
(d)	Form of Common Stock Certificate (Incorporated by reference to Exhibit (d) to Amendment No. 1 to the Registration Statement on Form 8-A, File No. 001-33130, filed on February 14, 2007)
(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)
(f)(1)	Debenture No. 08000219 dated March 27, 2008 by and between Triangle Mezzanine Fund LLLP and the U.S. Small Business Administration (Incorporated by reference to Exhibit (f)(1) to the Registration Statement on Form N-2, File No. 333-151930, filed on June 25, 2008)
(f)(2)	Debenture No. 08000216 dated April 11, 2008 by and between Triangle Mezzanine Fund LLLP and the U.S. Small Business Administration (Incorporated by reference to Exhibit (f)(2) to the Registration Statement on Form N-2, File No. 333-151930, filed on June 25, 2008)
(f)(3)	Debenture No. 08000218 dated April 28, 2008 by and between Triangle Mezzanine Fund LLLP and the U.S. Small Business Administration (Incorporated by reference to Exhibit (f)(3) to the Registration Statement on Form N-2, File No. 333-151930, filed on June 25, 2008)
(f)(4)	Debenture No. 08000403 dated May 29, 2008 by and between Triangle Mezzanine Fund LLLP and the U.S. Small Business Administration (Incorporated by reference to Exhibit (f)(4) to the Registration Statement on Form N-2, File No. 333-151930, filed on June 25, 2008)
(f)(5)	Debenture No. 08000404 dated May 29, 2008 by and between Triangle Mezzanine Fund LLLP and the U.S. Small Business Administration (Incorporated by reference to Exhibit (f)(5) to the Registration Statement on Form N-2, File No. 333-151930, filed on June 25, 2008)
(f)(6)	Debenture No. 08000405 dated June 11, 2008 by and between Triangle Mezzanine Fund LLLP and the U.S. Small Business Administration (Incorporated by reference to Exhibit (f)(6) to the Registration Statement on Form N-2, File No. 333-151930, filed on June 25, 2008)
(f)(7)	Agreement to Furnish Certain Instruments (Incorporated by reference to Exhibit (f)(7) to the Registration Statement on Form N-2, File No. 333-151930, filed on June 25, 2008)
(g)	Not Applicable
(h)	Underwriting Agreement dated April 22, 2009 by and among Triangle Capital Corporation, Triangle Mezzanine Fund LLLP and the Underwriters named therein (Incorporated by reference to Exhibit (h) to Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-151930, filed on April 23, 2009)

(i)	Triangle Capital Corporation Amended and Restated 2007 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 9, 2008)
(j)(1)	Custodian Agreement between the Registrant and U.S. Bank National Association (Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 29, 2007)
(j)(2)	Amendment to Custody Agreement between the Registrant and U.S. Bank National Association dated February 5, 2008 (Incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 12, 2008)
(k)(1)	Stock Transfer Agency Agreement between the Registrant and The Bank of New York (Incorporated by reference to Exhibit (k)(1) to Amendment No. 4 to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed February 13, 2007)
(k)(2)	Office Lease Agreement between 3700 Glenwood LLC and Triangle Capital Corporation dated March 27, 2008 (Incorporated by reference to Exhibit (k)(6) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-151930 filed on August 13, 2008)
(l)	Opinion and Consent of Counsel (Incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-151930 filed on August 13, 2008)
(m)	Not Applicable
(n)(1)	Consent of Ernst & Young LLP, the independent registered public accounting firm for Registrant (Incorporated by reference to Exhibit (n)(1) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-151930 filed on April 13, 2009)
(n)(2)	Report of Ernst & Young LLP regarding the senior security table contained herein (Incorporated by reference to Exhibit (n)(2) to Posy-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-151930 filed on April 13, 2009)
(n)(3)	Consent of Duff & Phelps, LLC (Incorporated by reference to Exhibit (n)(3) to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-151930 filed on September 16, 2008)
(o)	Not Applicable
(p)	Subscription and Investment Letter Agreement between the Registrant and Garland S. Tucker III (Incorporated by reference to Exhibit (p) to the Registration Statement on Form N-2/N-5, File No. 333-138418, filed November 3, 2006)
(q)	Not Applicable
(r)	Code of Ethics (Incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 5, 2008)
(s)	Power of Attorney (included on signature page hereto)
Item 26.      Marketing Arrangements
     The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.
Item 27.      Other Expenses of Issuance and Distribution

SEC registration fee	$11,790
Nasdaq Global Market additional listing fee	$65,000	*
FINRA fee	$30,500
Accounting fees and expenses	$100,000	*
Legal fees and expenses	$500,000	*
Printing and engraving	$300,000	*
Miscellaneous fees and expenses	$10,000	*
Total	$1,017,290

*	Estimated for filing purposes.
     All of the expenses set forth above shall be borne by the Registrant.

Item 28.      Persons Controlled By or Under Common Control
•	Triangle Mezzanine Fund LLLP, a North Carolina limited liability limited partnership and wholly-owned subsidiary of the Registrant

•	New Triangle GP, LLC, a North Carolina limited liability company and wholly-owned subsidiary of the Registrant

•	ARC Industries Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Brantley Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Emerald Waste Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Energy Hardware Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Peaden Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant

•	Tulcan Fund Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant
     In addition, Triangle Capital Corporation may be deemed to control certain portfolio companies. For a more detailed discussion of these entities, see “Portfolio Companies” in the prospectus.
Item 29.      Number of Holders of Securities
     The following table sets forth the number of record holders of the Registrant’s capital stock at April 21, 2009.

Number of
Title of Class	Record Holders
Common stock, $0.001 par value	76
Item 30.      Indemnification
     Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
     Our articles of incorporation authorize us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity.
     Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity. Our bylaws also provide that, to the maximum extent permitted by Maryland law, with the approval of our board of directors and provided that certain conditions described in our bylaws are met, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.
     Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
     The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.
Item 31.      Business and Other Connections of Investment Adviser
     Not applicable.
Item 32.      Location of Accounts and Records.
     All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the Registrant’s offices at 3700 Glenwood Avenue, Suite 530, Raleigh, North Carolina 27612.
Item 33.      Management Services
     Not applicable.
Item 34.      Undertakings
     1. We hereby undertake to suspend any offering of shares until the prospectus or prospectus supplement is amended if (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus or prospectus supplement.
     2. We hereby undertake:
     a. to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;
     (2) to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and
     (3) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.
     b. for the purpose of determining any liability under the 1933 Act, that each such post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
     c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     d. for the purpose of determining liability under the 1933 Act to any purchaser, that if we are subject to Rule 430C under the 1933 Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of this registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     e. for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
     (1) any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;
     (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and
     (3) any other communication that is an offer in the offering made by us to the purchaser.
     f. to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-effective Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on April 27, 2009.

TRIANGLE CAPITAL CORPORATION

By:	/s/ Garland S. Tucker, III

Name: Garland S. Tucker, III
Title: President, Chief Executive Officer & Chairman of the Board of Directors
     KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints Garland S. Tucker, III , Steven C. Lilly and C. Robert Knox, Jr. his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Post-effective Amendment No. 3 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Garland S. Tucker, III Garland S. Tucker, III	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 27, 2009
* Steven C. Lilly	Chief Financial Officer, Treasurer, Secretary and Director (Principal Financial Officer)	April 27, 2009
* Brent P. W. Burgess	Chief Investment Officer and Director	April 27, 2009
* C. Robert Knox, Jr.	Controller (Principal Accounting Officer)	April 27, 2009
W. McComb Dunwoody	Director	April 27, 2009
* Benjamin S. Goldstein	Director	April 27, 2009
* Simon B. Rich, Jr.	Director	April 27, 2009
* Sherwood H. Smith, Jr.	Director	April 27, 2009
*By: /s/ Garland S. Tucker, III Garland S. Tucker, III, Attorney-in-fact		April 27, 2009